Exhibit 99.1

QUARTERLY REPORT as of September 30, 2017:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended September 30, 2017

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended September 30, 2017 (the “Reporting Date):

1.	The Company and its Operations

1.1.	Overview

The Company, through its public and private investees1 (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), the New York Stock Exchange (“NYSE”), and the Toronto Stock Exchange (“TSX”), under the ticker symbol “GZT”.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) through the Company’s subsidiaries in Brazil (“Gazit Brazil”) and through the Company’s U.S. subsidiary Gazit Horizons Inc. (“Gazit Horizons”).

●	Public entities under the Company’s control with a similar strategy that is consolidated in its financial statements in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”).

●	Public entities in which the company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in top-tier, necessity-driven retail properties in growing urban markets with redevelopment including mixed-use opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate, which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and REG.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.2.	Group Properties as of September 30, 2017

	Country of operation	Holding interest	Income- producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	43.9%	51	1	-	1,198	18,252
ATR	Poland, Czech Republic, Slovakia and Russia	59.6%	58	-	-	1,060	11,654
Gazit Brazil	Brazil (primarily in Sao Paulo)	100%	8	-	1	141	2,216
Gazit Development	Israel	100%	8	-	-	130	2,749
	Bulgaria and Macedonia	100%	1	-	-	7	220
Gazit Germany	Germany	100%	2	-	-	35	334
Total carrying value			128	1	1	2,571	35,425

Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,062
Total			130	1	1	2,647	37,487

In addition, as of the filing date of the financial statements, Gazit Horizons owns two properties in the United States with a value of U.S. $ 103 million.

As of September 30, 2017, the Company owns 32.6% of FCR’s outstanding shares. FCR owns 158 income-producing properties, primarily supermarket-anchored shopping centers, with a total gross leasable area (“GLA”) of 2.2 million square meters, and with total assets of C$ 9.9 billion.

Also, as of September 30, 2017, the Company owns 10.9% of REG’s outstanding shares. REG owns 427 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters. For details regarding the completion of the merger between Equity One Inc. (“EQY”) and REG, refer to Note 3b to the financial statements.

Other information about the Group, including updated presentations, supplemental information packages regarding assets, liabilities and additional information (which does not constitute part of this report and is not hereby incorporated by reference), can be found on the Company’s website – www.gazit-globe.com and on the websites of the Group’s companies.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.3.	Breakdown of the Company’s Investments by Region (on an expanded solo basis) as of September 30, 2017:

1.4.	Breakdown of the Net Operating Income (“NOI”) in the Quarter, According to the Company’s Operating Region[1]:

[1]	The Company’s share (on a proportionately consolidated basis), including REG.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – Third quarter of 2017 (the “Quarter”)

(NIS in millions, other than per share data)	September 30, 2017	December 31, 2016
Net debt to total assets (Consolidated)	53.6%	50.1%	-
Net debt to total assets (Expanded Solo)	53.9%	62.0%	-
Equity attributable to equity holders of the Company	9,420	8,158	-
Equity per share attributable to equity holders of the Company (NIS)	48.4	41.7	-
Net asset value per share (EPRA NAV) (NIS)[1]	56.3	56.5	-
EPRA NNNAV per share (NIS)[1]	43.0	43.4	-

	For the 3 months ended September 30,
	2017	2016(*)	Change
Rental income	718	699	2.7%
NOI[2]	516	490	5.3%
NOI adjusted for exchange rates	516	483	6.8%
Economic FFO[3]	186	146	27%
Diluted Economic FFO per share (NIS)[3]	0.95	0.74	28%
Economic FFO adjusted for exchange rates[3]	186	140	33%
Diluted Economic FFO per share adjusted for exchange rates (NIS)[3]	0.95	0.71	34%
Number of shares used in calculating the diluted Economic FFO per share (in thousands)	195,359	195,567	-
Acquisition, construction and development of investment property[4]	394	1,039	-
Disposition of investment property[4]	139	133	-
Fair value loss from investment property and investment property under development, net	(101)	(22)	-
Net earnings (loss) attributable to equity holders of the Company	(185)	381	-
Diluted net earnings (loss) per share (NIS)	(0.95)	1.98	-
Cash flows from operating activities	410	564	-

(*)	Reclassified, refer to Notes 3b and 3c to the financial statements.
[1]	Refer to section 2.4 below.
[2]	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
[3]	The Economic FFO is presented according to the management approach and in accordance with the EPRA rules. For the Economic FFO calculation, refer to section 2.2 below.
[4]	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – Third quarter of 2017 (the “Quarter”) (Cont.)

●	As of September 30, 2017, the Company and its subsidiaries had liquidity including revolver undrawn credit facilities available for an immediate drawdown of NIS 7.0 billion (NIS 3.2 billion in the Company and its wholly-owned subsidiaries). In addition, our equity investee affiliate had liquidity including available undrawn credit facilities of NIS 1.8 billion.

●	In the Quarter, the Company and its subsidiaries issued debentures in a total amount of NIS 0.5 billion. In addition, equity-accounted investee of the Company, issued debentures in a total amount of C$ 300 million (NIS 850 million).

●	As a result of fluctuations in currency exchange rates of the US dollar, the Canadian dollar, the Euro, and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders increased in the Quarter by NIS 396 million (net of the effect of cross-currency swap transactions).

●	In general, fluctuations in the exchange rates of the US dollar, the Canadian dollar, the Euro and the Brazilian real against the shekel have the following effect:

-	The appreciation of these currencies against the shekel has a positive effect on the Company’s assets, shareholders’ equity, NOI and economic FFO due to the translation of the foreign currency into shekels at higher rates. On the other hand, the appreciation will result in a negative impact on the Company’s net income through the increase in financing expenses due to the revaluation loss on the hedging instruments (the financial derivatives).

-	A devaluation of these currencies against the shekel has a negative effect on the on the Company’s assets, shareholders’ equity, NOI and Economic FFO and, on the other hand, a positive effect on the Company’s net income through the decrease in financing expenses due to the revaluation gain on the hedging instruments.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.6.	Highlights – First nine months of 2017 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 9 months ended September 30,
	2017	2016(*)	Change
Rental income	2,105	2,129	(1.1%)
NOI	1,483	1,487	(0.3%)
NOI adjusted for exchange rates	1,483	1,413	5.0%
Economic FFO1	535	426	26%
Diluted Economic FFO per share (NIS)[1]	2.74	2.18	26%
Economic FFO adjusted for exchange rates	535	388	38%
Diluted Economic FFO per share adjusted for exchange rates (NIS)	2.74	1.99	37%
Number of shares used in calculating the diluted FFO per share (in thousands)	195,499	195,567
Acquisition, construction and development of investment property[2]	1,833	3,161	-
Disposition of investment property[2]	827	1,363	-
Fair value gain (loss) from investment property and investment property under development, net	(57)	109	-
Net earnings (loss) attributable to equity holders of the Company	(90)	200	-
Diluted net earnings (loss) per share (NIS)	(0.49)	0.94	-
Cash flows from operating activities	782	1,167	-

(*)	Reclassified, refer to Notes 3b and 3c to the financial statements.
[1]	The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance. For the Economic FFO calculation, refer to section 2.2 below.
[2]	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

●	In the Reporting Period, the Company and its subsidiaries issued debentures in a total amount of NIS 0.5 billion. In addition, equity-accounted investee of the Company, issued debentures in a total amount of C$ 300 million (NIS 850 million).

●	As a result of fluctuations in currency exchange rates of the U.S. dollar, the Canadian dollar, the euro and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the Reporting Period by NIS 164 million (net of the effect of cross-currency swap transactions).

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.7.	The Company’s Major Holdings Are Set Forth Below (Ownership Structure and Interests as of September 30, 2017):

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s Holdings as of September 30, 2017:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.9.2017 (NIS in millions)
REG	Shares (NYSE)	18.5	10.9	4,046	4,046
FCR	Shares (TSX)	79.6	32.6	4,731	4,433
CTY	Shares (OMX)	390.6	43.9	4,101	3,614
ATR	Shares (VSX, Euronext)	224.7	59.6	4,560	3,699
Israel	Income-producing property	-	-	2,509	-
Israel	Property under development and land	-	-	247	-
Brazil	Income-producing property	-	-	2,216	-
Europe	Income-producing property	-	-	364	-
Europe	Land for future development	-	-	190	-
Total assets		-	-	22,964	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of September 30, 2017:

NIS in millions
Debentures[1]	10,950
Debts to financial institutions	2,904
Total debentures and debts to financial institutions (*)	13,854
Other monetary liabilities	610
Total monetary liabilities	14,464
Less - monetary assets	1,522
Less - other investments[2]	617
Monetary liabilities, net[3]	12,325

(*)	Maturity profile of the Company’s debentures and debts to financial institutions (NIS in millions):

Year	Debentures[4]	Financial Institutions	Total	%
2017	289	36	325	2
2018	1,291	15	1,306	10
2019	1,5115	1,998	3,509	25
2020	1,179	614	1,793	13
2021	996	4	1,000	7
2022	874	135	1,009	7
2023	1,050	51	1,101	8
2024	1,202	51	1,253	9
2025	490	-	490	4
2026	945	-	945	7
2027 and after	1,123	-	1,123	8
Total	10,950	2,904	13,854	100

1	Excludes an asset of NIS 623 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
2	Primarily consists of investments in participation units in private equity funds and other investments.
3	Excludes deferred tax liabilities in an amount of NIS 1.2 billion (of which NIS 0.9 billion with respect to the investment in REG shares payable upon the immediate realization of all the REG shares, based on the tax rates as of the Reporting Date).
4	Includes a private, unsecured loan from a financial institution in an amount of NIS 612 million.
5	Includes a payment of NIS 759 million with respect to the principal of debentures (Series J), with coupon interest of 6.5%, which is secured by investment property; refer to section 7 below.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.2.	FFO (EPRA Earnings)

As is the practice in the real estate industry, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds from Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the disposition of properties, and other types of gains and losses.

The Economic Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Economic Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Economic Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The table below presents the calculation of the Company’s Economic FFO, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, and its Economic FFO per share for the stated periods:

	For the 9 months		For the 3 months		For the year
	ended		ended		Ended
	September 30,		September 30,		December 31,
	2017	2016	2017	2016	2016
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	(90)	200	(185)	381	787
Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	57	(1,112)	101	(291)	(2,081)
Capital gain (loss) on disposition of investment property	(73)	(5)	(32)	8	(6)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(154)	347	294	(263)	120
Adjustments with respect to equity-accounted investees	(123)	(6)	(23)	10	(15)
Loss (income) from discontinued operations[1]	281	(195)	-	(63)	(259)
Deferred taxes and current taxes with respect to disposition of properties	65	358	53	93	576
Amortization of goodwill	22	-	11	-	23
Loss from decrease in holding interest in investees	1	-	-	-	-
Acquisition costs recognized in profit or loss	1	3	-	1	4
Loss from early redemption of interest-bearing liabilities and financial derivatives	1	75	1	36	76
Non-controlling interests’ share in above adjustments	293	462	(76)	113	917
Nominal FFO (EPRA Earnings)	281	127	144	25	142

Additional adjustments:
CPI linkage differences	17	(2)	(36)	29	(24)
Depreciation and amortization	12	12	5	4	16
Company’s share in REG’s Economic FFO (2016 - EQY’s Economic FFO)	203	195	65	63	259
Other adjustments(2)	22	94	8	25	198
Economic FFO according to the management approach (Economic Adjusted EPRA Earnings)	535	426	186	146	591
Diluted Economic FFO per share according to the management approach (in NIS)	2.74	2.18	0.95	0.74	3.02
Number of shares used in the diluted Economic FFO per share calculation (in thousands)(2)	195,499	195,567	195,359	195,567	195,567

The increase in the Economic FFO and the Economic FFO per share in the Quarter and in the Reporting Period, compared with the comparable periods in the prior year are primarily due to the effect of the merger of EQY with REG, improved performance in Brazil and better FFO results per share at ATR, CTY and FCR, which were offset by the effects of exchange rates.

[1]	The income (loss) from discontinued operations comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR (in the comparative periods includes the Company's share in EQY's Economic FFO).
[2]	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property internal costs (primarily salary) incurred in the leasing of properties, and share-based compensation expenses (comparative periods have been retroactively adjusted with respect to share-based compensation).
[3]	Weighted average for the period.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance. The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2017 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on assumptions:

●	Exchange and interest rates known as of the filing date.

●	No significant investments, acquisitions and disposals, other than development work.

●	No material unexpected events in the business.

			For the year 2017
	7-9/17 Actual	1-9/17 Actual	Updated Guidance	Previous Guidance
Economic FFO (NIS in million)	186	535	700 – 688	635-649
Economic FFO per share (NIS)	0.95	2.74	3.53 – 3.59	3.25-3.32

The Company’s increased its guidance for Economic FFO mainly due to the followings:

●	Better than expected FFO results from our subsidiaries mainly ATR, FCR and REG.

●	Capital activity which we had expected in 2017 and was not executed.

●	General and administrative expenses savings at the headquarter level.

●	Updated forecast of the exchange rates, particularly the appreciation of the EURO and Canadian Dollar against the NIS compared with previous quarter.

The Company’s Economic FFO guidance for 2017 is forward-looking information, as defined in the Securities Law, 1968, which is based on the aforementioned assumptions, including assessments and estimates by Management of the of Company and the Group companies pertaining to future events and matters whose materialization is not certain nor under the Group’s control. There is no certainty that the guidance will be realized, wholly or partly, and actual results could be different from those set forth above due, inter alia, to their dependence on events that are not under the control of the Company and the Group.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.3.	Additional information is presented below regarding the Company’s pro rata share in the value of income-producing properties owned by the Group as of September 30, 2017, based on capitalization of net operating income (“NOI”). The information below is based on a methodology that is generally accepted in the markets in which the Group operates and is intended to provide an additional method of analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. This information is not intended to represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended September 30,		For the year ended December 31,
	2017	2016[1]	2016[1]
	NIS in millions
Rental income	718	699	2,841

Property operating expenses	202	209	870

NOI for the period	516	490	1,971
Less - minority’s share in NOI	(216)	(223)	(870)

Add - Company’s share in NOI of associate and jointly controlled companies	116	130	515

NOI for the period - the Group’s proportionate share[2]	416	397	1,616

Annual NOI - the Group’s proportionate share[2]	1,664[3]	1,588[3]	1,616

[1]	Comparative periods have been retroactively adjusted with respect to the merger between EQY and REG.
[2]	Excluding the Company’s share in REG’s NOI.
[3]	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. This analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2017:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	30,236	28,921	27,716	26,608	25,584
Share price derived from the above Cap Rate (NIS) (**)	68.0	61.3	55.1	49.4	44.1

(*)	Calculated as the result of dividing the NOI by the cap rate.

(**)	Excluding the tax effect.

New properties, properties under development and land, which are not yet income-producing and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of September 30, 2017, amounted to NIS 1,382 million.

The Company investment in REG shares at its fair value amounted to NIS 4,046 million.

The Group’s monetary liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2017, amounted to NIS 22,420 million.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared to those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of September 30,		December 31,
	2017	2016	2016
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	9,420	7,837	8,158
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority’s share)[1]	1,047	2,755	2,933
Adjustments with respect to equity-accounted investees	655	-	-
Fair value asset adjustment for derivatives, net[2]	(157)	66	(32)

Net asset value - EPRA NAV	10,965	10,658	11,059

EPRA NAV per share (in NIS)	56.3	54.5	56.5

EPRA NNNAV

EPRA NAV	10,965	10,658	11,059
Adjustment of financial liabilities to their fair value	(930)	(1,088)	(860)
Other adjustments to provision for deferred taxes	(1,047)	(1,676)	(1,752)
Fair value asset adjustment for financial derivatives, net	157	(66)	32
Adjustments with respect to equity-accounted investees	(763)	-	-
Adjusted net asset value - EPRA NNNAV	8,382	7,828	8,479

EPRA NNNAV per share (in NIS)	43.0	40.0	43.4

Issued share capital of the Company (in thousands of shares)[3]	194,774	195,568	195,560

[1]	Net of goodwill generated in business combinations against deferred tax liability.
[2]	Represents the fair value less the intrinsic value of currency hedging transactions.
[3]	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	During the Reporting Period, the Group’s investments (Excluding REG) in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 2,207 million. The effect of these investments on the operating results of the Group will be reflected in full during the remainder of 2017 and thereafter.

Activities in Properties

1)	During the Reporting Period, the Group Company’s (excluding REG) acquired 8 income-producing properties, with a total GLA of 34 thousand square meters and land for future development, at a total cost of NIS 646 million. In addition, the Company and its subsidiaries developed new properties and redeveloped existing properties at a total cost of NIS 1,561 million.

2)	Highlights of operational data:

	Income producing	GLA (in thousands of square	Average basic monthly rent per square meter		Change in same property	Occupancy rate in core properties		Ratio of net debt to total
	properties[1]	meters)	30.9.2017	30.9.2016	NOI[2]	30.9.2017	30.9.2016	assets
Gazit Brazil	8	141	R$ 74	R$ 61	7.5%	94.1%	89.3%	N/A
Gazit Development	8	130	NIS 106.1	NIS 103.3	(1.8%)[3]	96.8%	95.7%	N/A
CTY	52	1,244	€23.4	€23.1	1.1%	96.2%	96.1%	47.5%
ATR	59	1,090	€13.3	€12.2	8.0%	95.4%	95.7%	29.8%
FCR	158	2,195	C$ 17.5	C$ 17.2	2.7%	95.3%	95.0%	43.3%
REG	427	5,481	U.S$ 18.5	U.S$ 17.8	4.0%	95.3%	95.6%	24.8%

[1]	Includes jointly-controlled properties.
[2]	Change in same property NOI during the Reporting Period compared with the comparable period in the prior year.
[3]	The change in same property NOI at Gazit Development results from the renovation of part of one of the properties; excluding such property, the change in same property NOI is a 2.7% increase compared to the comparable period in the prior year.

3)	On October 3, 2017, Gazit Horizons acquired its first property in New York, USA, for a consideration of U.S.$ 73 million. The property is located on the Upper East Side of Manhattan and has a GLA of 8.5 thousand square meters. The property is fully occupied by two retails tenants (Bed Bath & Beyond and Starbucks).

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4)	Data for Properties under Development, Redevelopment, and Expansion.

	Properties under Development
Company	No. of properties	Total investment as of September 30, 2017 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	1	597	190	37
CTY	1	183	711	44
	2	780	901	81

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of September 30, 2017 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	9	1,655	280	62
CTY	1	170	80	24
ATR	4	299	540	30
Gazit Development	1	52	63	13
	15	2,176	963	129

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5)	Effect of the Macro-Economic Environment on the Group’s Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of September 30, 2017, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

	Growth (GDP)		Rate of	Yield on government debentures	Debt rating
	2017 forecast	2016	unemployment	(10 years)	(S&P)
Norway	1.90%	1.10%	4.1%	1.54%	AAA
Sweden	3.00%	3.10%	6.8%	0.80%	AAAu
Canada	3.00%	1.50%	6.3%	1.96%	AAA
Finland	2.50%	1.90%	8.7%	0.53%	AA+
USA	2.20%	1.50%	4.1%	2.37%	AA+u
Czech Republic	3.50%	2.60%	2.7%	1.75%	AA-
Israel	3.15%	3.90%	4.1%	1.70%	A+
Poland	4.10%	2.90%	4.6%	3.38%	BBB+
Russia	1.85%	(0.20%)	5.0%	7.67%	BB+
Brazil	0.70%	(3.60%)	12.4%	10.19%	BB

International debt rating of subsidiaries:

Rating Agency	FCR	REG	CTY	ATR	Gazit-Globe
Moody’s	Baa2/Stable	Baa1/Stable	Baa1/Negative	-	ilAa3/Stable
S&P	-	BBB+/Stable	BBB/Stable	BBB-/Stable	ilAA-/Stable
Fitch	-	-	-	BBB-/Stable	-
DBRS	BBB(HIGH)/Stable	-	-	-	-

1.	Data source: Bloomberg – November 2017.

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3.2.	Material Events at the Group During the Reporting Period

A.	For details regarding EQY’s merger with REG, refer to Note 3b to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a gross consideration of C$ 185 million, refer to Note 3c to the financial statements.

C.	For details regarding the sale of 3.9 million REG shares for a consideration of U.S.$ 260 million, refer to Notes 3d2 to the financial statements.

D.	For details regarding an early redemptions of convertible debentures by FCR in the amount of C$ 157.5 million, refer to Notes 3a1 and 3a2 to the financial statements.

E.	For details regarding an issuance of debt by CTY in the amount of EUR 107 million, refer to Note 3a3 to the financial statements.

F.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

G.	For details regarding acquisitions of Group’s companies’ shares in the Reporting Period, refer to Note 3d8 to the financial statements.

H.	For details regarding the Company’s repurchase of debentures in an amount of NIS 72 million, refer to Note 3a4 to the financial statements.

I.	For details regarding the Company’s repurchase of shares in an amount of NIS 29 million, refer to Note 3d7 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s dividend distribution policy, each year the Company announces its anticipated annual dividend. In March 2017, the Company announced that the quarterly dividend for 2017 would be NIS 0.35 per share (the total dividend to be declared for 2017 is expected to be NIS 1.40 per share).

The foregoing anticipated dividend distribution is subject to sufficient distributable income at the relevant dates and subject to the provisions of Israeli Corporate law relating to dividend distributions, as well as to decisions that the Company is permitted to take, including the uses of its income for other purposes and the amendment of this policy.

3.4.	Financial Position

Current assets

Current assets amounted to NIS 2.5 billion as of September 30, 2017, compared to NIS 23.6 billion as of December 31, 2016. The decrease in current assets is primarily due to EQY’s merger with REG in March 2017, since all of EQY’s assets were classified as assets held for sale as of December 31, 2016, and additionally due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,425 million as of September 30, 2017, compared to NIS 2,097 million as of December 31, 2016. The increase in the balance of equity-accounted investees is primarily due to the loss of control over FCR, which is presented according to the equity method from the date of loss of control in March 2017 (refer to Note 3c to the financial statements). The balance of this item as of September 30, 2017, is primarily comprised of investments in investment property through joint ventures as recorded in CTY’s and ATR’s books.

Available-for-sale securities

Available-for-sale securities amounted to NIS 4,380 million as of September 30, 2017 (primarily comprised of the Company’s investment in REG, which is presented at fair value, refer to Note 3b to the financial statements) compared to NIS 384 million as of December 31, 2016.

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Financial derivatives

The balance of financial derivatives primarily arises from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities are undertaken to finance the respective acquisitions of such properties are incurred (on a proportionately consolidated basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of September 30, 2017, the aforesaid balance of financial derivatives amounted to NIS 557 million, compared to NIS 516 million as of December 31, 2016. The increase is primarily due to the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period, primarily attributable to the decline in the value of the U.S. dollar and the Canadian dollar against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of September 30, 2017, amounted to NIS 35.5 billion, compared to NIS 78.7 billion as of December 31, 2016.

The decrease in these balances during the Reporting Period is primarily due to EQY’s merger with REG in March 2017 and to the deconsolidation of EQY as of the date of the merger, as well as to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

Intangible assets, net

Intangible assets, net, as of September 30, 2017, totaled NIS 750 million, compared to NIS 815 million as of December 31, 2016. The intangible assets primarily consist of goodwill in an amount of NIS 681 million as a result of CTY’s acquisition of properties in Norway.

Current liabilities

Current liabilities, as of September 30, 2017, totaled NIS 4.0 billion, compared to NIS 13.2 billion as of December 31, 2016. The decrease in current liabilities is primarily due to EQY’s merger with REG in March 2017, resulting in the classification of EQY’s liabilities under current liabilities as of December 31, 2016, and to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

As of September 30, 2017, the Group had a negative working capital balance of NIS 1.5 billion. The current assets of NIS 2.5 billion, the binding long-term credit facilities of NIS 6.0 billion available to the Company and its subsidiaries for immediate drawdown, as well as the cash flows provided by operating activities are significantly higher than the amount of the current liabilities, and thus the Company’s Management believes the balance of current liabilities as of September 30, 2017 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of September 30, 2017, totaled NIS 27.8 billion, compared to NIS 39.9 billion as of December 31, 2016. The decrease in non-current liabilities is primarily due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Note 3c to the financial statements).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2017, amounted to NIS 9,420 million, compared to NIS 8,158 million as of December 31, 2016. The increase is primarily due to an increase of NIS 1,586 million in capital reserves (primarily as a result of reclassifying the foreign currency translation reserves, as a result of deconsolidation of EQY and FCR). The aforesaid increase was offset by the declared dividend of NIS 205 million by a loss of NIS 90 million attributable to the Company’s equity holders and by a buyback of shares in an amount of NIS 29 million.

The equity per share attributable to the equity holders of the Company as of September 30, 2017 totaled NIS 48.4 per share, compared to NIS 41.7 per share as of December 31, 2016, after a dividend distribution of NIS 1.05 per share for the Reporting Period.

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Non-controlling interests

Non-controlling interests, as of September 30, 2017, amounted to NIS 8.4 billion, compared to NIS 25.6 billion as of December 31, 2016. The balance is primarily composed of the interests of CTY’s other shareholders comprising 56.1% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 40.4% of ATR’s equity.

The decrease in non-controlling interests in the Reporting Period is primarily due to the deconsolidation of EQY and FCR, the balance of whose non-controlling interests totaled NIS 16.6 billion as of the date of deconsolidation, to the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.6 billion, and to the portion of the non-controlling interests in the comprehensive loss of the subsidiaries in an amount of NIS 0.1 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets is 53.6% as of September 30, 2017, compared to 50.7% as of September 30, 2016 and 50.1% as of December 31, 2016.

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3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016(*)	2017	2016(*)	2016(*)
	Unaudited				Audited
	NIS in millions (except for net earnings (loss) per share data)

Rental income	2,105	2,129	718	699	2,841
Property operating expenses	622	642	202	209	870

Net operating rental income	1,483	1,487	516	490	1,971

Fair value gain (loss) from investment property and investment property under development, net	(57)	109	(101)	(22)	245
General and administrative expenses	(283)	(330)	(95)	(99)	(436)
Other income	81	25	41	-	26
Other expenses	(73)	(63)	(41)	(20)	(223)
Company's share in earnings of equity- accounted investees, net	358	61	104	4	106

Operating income	1,509	1,289	424	353	1,689

Finance expenses	(805)	(1,042)	(531)	(307)	(1,127)
Finance income	274	150	50	296	255

Profit (loss) before taxes on income	978	397	(57)	342	817
Taxes on income	85	91	62	12	153

Net income (loss) from continuing operations	893	306	(119)	330	664
Net income (loss) from discontinued operations, net	(281)	1,502	-	539	2,516

Net income (loss)	612	1,808	(119)	869	3,180

Attributable to:
Equity holders of the Company	(90)	200	(185)	381	787
Non-controlling interests	702	1,608	66	488	2,393

	612	1,808	(119)	869	3,180

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):
Basic net earnings (loss) from continuing operations	3.00	(0.95)	(0.95)	1.11	0.64
Basic net earnings (loss) from discontinued operations	(3.46)	1.95	-	0.88	3.39
Total basic net earnings (loss)	(0.46)	1.00	(0.95)	1.99	4.03
Diluted net earnings (loss) from continuing operations	2.97	(1.01)	(0.95)	1.10	0.57
Diluted net earnings (loss) from discontinued operations	(3.46)	1.95	-	0.88	3.39
Total diluted net earnings (loss)	(0.49)	0.94	(0.95)	1.98	3.96

(*) Reclassified, refer to Notes 3b and 3c to the financial statements.

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The statement of comprehensive income is as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016(*)	2017	2016(*)	2016(*)
	Unaudited				Audited
	NIS in millions

Net income (loss)	612	1,808	(119)	869	3,180

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	327	103	1,074	(370)	(536)
Net gains (losses) on cash flow hedges	(10)	12	(3)	31	32
Net gains (losses) on available-for-sale financial assets	(302)	105	(15)	(27)	75
Other comprehensive income (loss) from continuing operations	15	220	1,056	(366)	(429)
Other comprehensive income (loss) from discontinued operations, net	774	(292)	-	(674)	(18)

Total other comprehensive income (loss)	789	(72)	1,056	(1,040)	(447)

Total comprehensive income (loss)	1,401	1,736	937	(171)	2,733

Attributable to:
Equity holders of the Company	1,480	397	498	(52)	736
Non-controlling interests	(79)	1,339	439	(119)	1,997

	1,401	1,736	937	(171)	2,733

*)	Reclassified, refer to Notes 3b and 3c to the financial statements.

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B.	Analysis of Results of Operations for the Reporting Period of 2017

Rental income

Rental income decreased by 1.1% to NIS 2,105 million in the Reporting Period, compared to NIS 2,129 million in the comparable period in the prior year. The decrease is primarily due to the decrease in the average exchange rates of the euro against the NIS and to the disposition of properties during the prior 12 month period. The decrease was offset by development properties coming on line by new acquisitions during the prior 12 month period and by growth in income from same properties in the Reporting Period compared to the comparable period in the prior year.

If the average exchange rates in the prior year were adjusted to the Reporting Period average exchange rates, the rental income in the Reporting Period would have increased by 4.2%, compared to the comparable period in the prior year.

Property operating expenses

Property operating expenses totalled NIS 622 million in the Reporting Period, representing 29.5% of rental income, compared to NIS 642 million, representing 30.2% of rental income, in the comparable period in the prior year.

Net operating rental income (NOI)

Net operating rental income decreased by 0.3% to NIS 1,483 million in the Reporting Period (70.5% of rental income), compared to NIS 1,487 million (69.8% of rental income) in the comparable period in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental Income”.

If the average exchange rates in the prior year were adjusted to the Reporting Period average exchange rates, the net operating rental income in the Reporting Period would have increased by 5.0%, compared to the comparable period in the prior year.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value loss on its properties in a gross amount of NIS 57 million, compared to a gain of NIS 109 million, in the comparable period in the prior year. Most of the fair value loss in the Reporting Period arose at CTY.

General and administrative expenses

General and administrative expenses totaled NIS 283 million (13.4% of total revenues), in the Reporting Period, compared to NIS 330 million (15.5% of total revenues) in the comparable period in the prior year. The decrease in general and administrative expenses is primarily due to efficiency measures implemented at the Group companies.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, the Company’s share in earnings of equity-accounted investees amounted to NIS 358 million (compared to earnings of NIS 61 million recorded in the comparable period in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings from the date of loss of control (NIS 335 million) and the Group’s share in the earnings of CTY's and ATR's equity-accounted investees.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Finance expenses

Finance expenses amounted to NIS 805 million in the Reporting Period, compared to NIS 1,042 million in the comparable period in the prior year. The decrease in the finance expenses in the Reporting Period, compared to the comparable period in the prior year, is primarily due to a loss of NIS 198 million recognized in the comparable period in the prior year due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared to a revaluation gain in the Reporting Period.

The finance expenses in the Reporting Period reflect average nominal annual interest of 3.7% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.0% in the comparable period in the prior year.

Finance income

Finance income totaled NIS 274 million in the Reporting Period, compared to NIS 150 million in the comparable period in the prior year. Finance income in the Reporting Period primarily comprises a gain of NIS 154 million on the revaluation of financial derivatives (compared to a revaluation loss recorded in finance expenses in the comparable period in the prior year), interest income of NIS 36 million (compared to interest income of NIS 42 million in the comparable period in the prior year) and income of NIS 84 million from the gain on realization of securities and from dividends, primarily a dividend from REG (compared to income of NIS 102 million in the comparable period in the prior year).

Taxes on income

Taxes on income totaled NIS 85 million in the Reporting Period, compared to NIS 91 million in the comparable period in the prior year. Taxes on income in the Reporting Period consist primarily of current tax expenses at the Group companies of NIS 123 million (of which NIS 103 million is with respect to the sale of assets), which included current tax income of NIS 21 million that was recorded against tax expenses carried directly to capital reserves, compared to current tax expenses of NIS 36 million in the comparable period in the prior year. In the Reporting Period, deferred tax income of NIS 38 million was recorded, which arose mainly from the net changes in the temporary differences between the tax base and the fair value of investment property and investment property under development, and from the disposal of properties (in the comparable period in the prior year – net deferred tax expenses of NIS 42 million). In addition, in the comparable period in the prior year, tax expenses of NIS 13 million were recognized with respect to prior years.

Income (loss) from discontinued operations, net

The loss from discontinued operations, net in the Reporting Period is comprised of the operating results of EQY due to its merger with REG (refer to Note 3b to the financial statements) and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR due to the loss of control (refer to Note 3c to the financial statements) and the gain on deconsolidation following the loss of control; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR. In the comparable period in the prior year, the income from discontinued operations, net, comprises: the operating results of EQY due to its merger with REG; the operating results of FCR due to the loss of control; and a loss in an amount of NIS 230 million, which primarily consists of a net loss from impairment of capital notes and loans granted to Luzon Group, the realization of capital reserves from the translation of foreign operations, and the sale of Luzon Group shares.

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C.	Analysis of results of operations for the third quarter of 2017

Rental income

Rental income increased by 2.7% to NIS 718 million in the Quarter, compared to NIS 699 million in the comparable quarter in the prior year. The increase is due to development properties coming on line, by new acquisitions during the prior 12-month period, and by growth in income from same properties in the Quarter compared to the comparable quarter in the prior year. The aforesaid increase was offset by the decrease in the average exchange rate of the euro against the NIS and to the disposition of properties during the prior 12-month period.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the rental income in the Quarter would have increased by 4.3%, compared to the comparable quarter in the prior year.

Property operating expenses

Property operating expenses totalled NIS 202 million in the Quarter, representing 28.1% of rental income, compared to NIS 209 million, representing 29.9% of rental income, in the comparable quarter in the prior year.

Net operating rental income (NOI)

Net operating rental income increased by 5.3% to NIS 516 million in the Quarter (71.9% of rental income), compared to NIS 490 million (70.1% of rental income) in the comparable quarter in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental income”.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the net operating rental income in the Quarter would have increased by 6.8% compared to the comparable quarter in the prior year.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Quarter, a fair value loss on its properties in a gross amount of NIS 101 million, compared to a loss of NIS 22 million, in the comparable quarter in the prior year. Most of the fair value loss in the Quarter arose at CTY.

General and administrative expenses

General and administrative expenses totaled NIS 95 million (13.2% of total revenues), in the Quarter, compared to NIS 99 million (14.2% of total revenues) in the comparable quarter in the prior year.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, the Company’s share in earnings of equity-accounted investees amounted to earnings of NIS 104 million (compared to earnings of NIS 4 million recorded in the comparable quarter in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings from the date of loss of control (NIS 93 million) and the Group’s share in the earnings of CTY's and ATR's equity-accounted investees.

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Finance expenses

Finance expenses amounted to NIS 531 million in the Quarter, compared to NIS 307 million in the comparable quarter in the prior year. The increase in the finance expenses in the Quarter, compared to the comparable quarter in the prior year, is primarily due to a loss of NIS 291 million recognized in the Quarter due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared to a revaluation gain recognized comparable quarter in the prior year. The aforesaid increase was offset by a decrease in the expenses from linkage differences with respect to liabilities linked to the Israeli consumer price index, which decreased by 0.5% in the Quarter, compared to a 0.4% increase in the consumer price index in the comparable quarter in the prior year.

The finance expenses in the Quarter reflect average nominal annual interest of 3.6% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.0% in the comparable quarter in the prior year.

The average interest on the Company's interest bearing liabilities at the solo expanded level is 4.8%.

Finance income

Finance income totaled NIS 50 million in the Quarter, compared to NIS 296 million in the comparable quarter in the prior year. Finance income in the Quarter primarily comprises income of NIS 36 million from the gain on realization of securities and from dividends, primarily a dividend from REG (income of NIS 60 million in the comparable quarter in the prior year) and interest income of NIS 13 million (income of NIS 14 million in the comparable quarter in the prior year). The comparable quarter in the prior year included a gain of NIS 218 million on the revaluation of financial derivatives compared to a revaluation loss recorded in finance expenses in the Quarter.

Taxes on income

Taxes expenses totaled NIS 62 million in the Quarter, compared to NIS 12 million in the comparable quarter in the prior year. Taxes on income in the Quarter consist primarily of current tax expenses at the Group companies of NIS 39 million (of which NIS 30 million is with respect to the sale of assets), compared to current tax expenses of NIS 20 million in the comparable quarter in the prior year. In the Quarter, deferred tax expenses of NIS 23 million were recorded, which arose mainly from the net changes in the temporary differences between the tax base and the fair value of investment property and investment property under development, and from the disposal of properties (in the comparable quarter in the prior year – net deferred tax income of NIS 13 million). In addition, in the comparable quarter in the prior year, tax expenses of NIS 5 million were recognized with respect to prior years.

Income (loss) from discontinued operations, net

In the comparable quarter in the prior year, the income from discontinued operations, net, comprises the operating results of EQY, due to its merger with REG, and the operating results of FCR, due to the loss of control (refer to Notes 3b and 3c to the financial statements).

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3.6.	Liquidity and Capital Resources

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities – as well as flexibility in accessibility to sources of capital.

The sources of the Group’s liquidity are the cash generated from its income-producing properties, credit facilities, mortgages, long-term loans, cash raised from the offering of its debentures, convertible debentures and equity, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.0 billion as of September 30, 2017, and NIS 1.8 billion at the end of 2016. In addition, as of September 30, 2017, the Company and its subsidiaries have binding undrawn long-term credit facilities1 available for immediate drawdown of NIS 6.0 billion.

As of September 30, 2017, the Company and its subsidiaries have liquidity, including undrawn credit facilities available for immediate drawdown, of NIS 7.0 billion (of which NIS 3.2 billion is at the Company and its' wholly – owned subsidiaries, the same as of December 31, 2016). In addition, as of September 30, 2017, an equity-accounted investee of the Company has liquidity, including undrawn credit facilities available for immediate drawdown and liquid assets, totaling NIS 1.8 billion.

As of September 30, 2017, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at a fair value of NIS 30.6 billion (86.0% of the total investment property and investment property under development). In addition, as of September 30, 2017, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 20.8 billion.

As of September 30, 2017, according to its consolidated financial statements, the Company had a negative working capital of NIS 1.5 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including its wholly – owned subsidiaries), binding undrawn credit facilities1, which are available for immediate drawdown, amounting to NIS 6.0 billion and NIS 2.6 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of such negative working capital and has determined that, based on the current funding and capital sources as mentioned above, as well as the positive cash flow from operating activity, the existence of the negative working capital is not indicative of a liquidity problem for the Company or the Group.

1 Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to complying with the terms prescribed in the agreements, and with respect to which the Group companies pay various commissions, including commitment fees.

27

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.7.	Cash flows

Cash flows from operating activities in the Reporting Period and the Quarter totaled NIS 782 million and NIS 410 million, compared to NIS1,167 million and NIS 564 million, respectively, in the comparable periods in the prior year. The decrease in cash flows from operating activities is primarily due to the deconsolidation of EQY and FCR (refer to Notes 3b and 3c to the financial statements), whose cash flows from operating activities were higher than the dividend that the Company receives since their deconsolidation.

During the Reporting Period, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 1,072 million and from the sale of an associate in an amount of NIS 61 million. The proceeds from these sources were primarily used for the acquisition and development of a new investment property in a net amount of NIS 1,006 million, for the repayment of debentures in a net amount of NIS 1,057 million, for the payment of dividends by the Group companies in a net amount of NIS 699 million and for the buyback of shares in an amount of NIS 29 million.

During the Quarter, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 195 million from the issuance of debentures in a net amount of NIS 405 million and from the sale of an associate in an amount of NIS 61 million. The proceeds from these sources were primarily used for the acquisition and development of a new investment property in a net amount of NIS 255 million for the repayment of loans and credit lines in a net amount of NIS 507 million, for the payment of dividends by the Group companies in a net amount of NIS 178 million, and for the buyback of shares in an amount of NIS 29 million.

3.8.	Repurchase Program

A.	On March 26, 2017, the Company’s Board of Directors approved a repurchase program for the Company's debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s Management. As of the publication of this report, the Company had repurchased debentures in an amount of NIS 77 million under the program.

B.	On March 26, 2017, the Company’s Board of Directors approved a repurchase program for the Company's shares (in place of the previous program) in an amount of up to NIS 150 million. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 2.1 million shares in an amount of NIS 71.5 million under the program.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

4.	Exposure to Currencies and Market Risks and their Management

4.1.	The officers responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO. The Group operates globally and is consequently exposed to currency risks resulting from fluctuations in exchange rates of various currencies (primarily the U.S. dollar, the Canadian dollar, the euro and the Brazilian real). Since March 26, 2017, the approval date of the Company’s annual report for 2016, there has not been any material changes in the management or nature of the market risks to which the Company is exposed.

4.2.	During the period from January 1, 2017 through the date on which the financial statements were approved, the CEO and Executive Vice President and CFO have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during such period, the Company’s Board of Directors discussed such risks and the Company’s policy with respect thereto in the meetings in which the financial statements as of December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017 were approved and at a meeting on May 11, 2017.

4.3.	Changes in foreign currency exchange rates – during the period from January 1, 2017 through September 30, 2017, the NIS appreciated against the U.S. dollar, the Canadian dollar, and the Brazilian real by 8.2%, 0.8% and 5.6%, respectively, and the NIS devaluated against the Euro by 2.8%. With regard to the impact of exchange rate changes on the Company's equity, as of September 30, 2017, refer to Appendix A of the Directors’ Report. In addition, from September 30, 2017 until immediately prior to the date of approval of this report, the NIS appreciated against the U.S. dollar, the Canadian dollar, the Euro and the Brazilian real by 0.3%, 2.5%, 0.2% and 3.9%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. During the period from January 1, 2017 through September 30, 2017, the Israeli consumer price index rose by 0.2%. In addition, from September 30, 2017 until immediately prior to the date of approval of this report, the Israeli consumer price index increased by 0.4%.

4.4.	As in the past, the Company maintains a high correlation between the mix of its properties in the various functional currencies and the exposure of its equity to those currencies, by conducting hedging transactions to manage the currency exposure. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the functional currencies (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of September 30, 2017, refer to the table attached as Appendix A of the Directors’ Report.

29

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The economic equity attributable to equity holders of the Company to exposure by currency, as of September 30, 20171 and December 31, 2016, is presented below:

September 30, 2017

December 31, 2016

1 Refer also to Appendix A of the Directors’ Report.

30

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

5.	Corporate Governance Aspects

Donations

The Group has undertaken to assist the communities in which it operates in accordance with the donation policy approved by the Company’s Management. During the Quarter, the Group made donations to a variety of projects in the areas of education, culture, welfare, and health in the various countries in which the Company operates.

A.	The majority of the Group’s donations in the Quarter was directed to the field of education for the benefit of the “Supporting the South” initiative, which was established by the Company five years ago. Within the framework of the initiative, the Company supports the educational systems of periphery towns in the Negev, including providing support to elementary and high schools, as well as to several nursery schools and preschool centers.

B.	Communal involvement – the Group supports a variety of volunteer organizations in the fields of welfare, health, culture, assistance to soldiers, and the environment.

During the Quarter, the Group’s donations amounted to NIS 5.1 million.

6.	Disclosure Regarding the Financial Reporting of the Company Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding the Company's repurchase of debentures in an amount of NIS 5 million, refer to Note 3a4 to the financial statements.

B.	For details regarding the Company's repurchase of shares in an amount of NIS 42.5 million, refer to Note 3d7 to the financial statements.

C.	For details regarding the acquisition of the Group’s companies shares by the Company and by wholly-owned subsidiaries of the Company, in an amount of NIS 47 million, refer to Notes 5a and 5b to the financial statements.

7.	Details Concerning the Company’s Publicly-Held Debt Certificates

A.	Collateral for Debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), which information is hereby incorporated by reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2016 is NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of September 30, 2017, compared to their value as of December 31, 2016.

B.	On June 30, 2017, the Company repaid the debentures (Series A) in full, in accordance with the repayment dates of the aforementioned debentures.

November 19, 2017
Date of Approval	Chaim Katzman	Dor J. Segal
of Directors’ Report	Chairman of the Board of Directors	CEO and Vice Chairman of the Board of Directors

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

As of September 30, 2017

The information below sets forth the scope of the Company’s currency exposure (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real) in connection with the cross-currency swaps which have been transacted, and the scope of the exposure remaining after taking into account the cross-currency swaps, as of September 30, 2017. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages they represent out of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,949	1,794	3,773	2,977	2,078	-
Assets in NIS	2,949	6,332	15,684	8,421	2,318	35,704
% of total assets	8	18	44	24	6	100
Liabilities in original currency	10,772	1,041	1,524	1,282	-	-
Cross-currency swap transactions in original currency	(8,898)	205	1,058	793	818	-
Liabilities in original currency	1,874	1,246	2,582	2,075	818	-
Liabilities in NIS adjusted for swaps	1,874	4,397	10,733	5,870	913	23,787
% of total liabilities	8	18	45	25	4	100
Total equity in original currency	1,075	548	1,191	902	1,260	-
Total economic equity[3] in NIS	1,075	1,935	4,951	2,551	1,405	11,917
% of total equity	9	16	42	21	12	100

[1]	According to currency exchange rates as of September 30, 2017.
[2]	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but rather according to the Company’s interest in each of the subsidiaries at the stated date.
[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

32

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2016 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2016 (the “Periodic Report”), for each matter required to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 24, 2017, the Company distributed a dividend to its shareholders in an amount of NIS 68 million (NIS 0.35 per share).

B.	On July 3, 2017, the Company distributed a dividend to its shareholders in an amount of NIS 68 million (NIS 0.35 per share).

C.	On October 3, 2017, the Company distributed a dividend to its shareholders in an amount of NIS 68 million (NIS 0.35 per share).

D.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5f to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding completion of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3b to the financial statements.

B.	For details regarding the sale of 3.9 million REG shares for a consideration of U.S. $ 260 million, refer to Note 3d2 to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding an early redemption of convertible debentures in an amount of C$ 157.5 million made by FCR, refer to Notes 3a1 and 3a2 to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million and the accounting treatment implemented as a result of the sale, refer to Note 3c to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.	In July 2017, Moody’s rating agency updated CTY’s outlook from Stable to Negative. Following the update, CTY’s aforementioned debt rating is Baa1 (Negative Outlook).

B.	For details regarding an issuance of debt by CTY in the amount of EUR 107 million, refer to Note 3a3 to the financial statements.

C.	For details regarding the purchase of 5.3 million CTY’s shares, by the Company, in a consideration of € 11.2 million, refer to Note 5a to the financial statements.

Update to Section 16 – Human capital

For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Notes 3d3 and 5e to the financial statements.

33

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Update to Section 18 – Financing

A.	During 2017 through the filing date, the Company repurchased its debentures in an amount of NIS 77 million.

B.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of 'ilAA-', with a stable outlook.

C.	On September 28, 2017, the Company entered into an agreement to update a credit line (that is described in section 18.2.1 of the 2016 Periodic Report), within the framework of which the line was reduced to U.S.$ 200 million and was extended until July 2021. In addition, 60 million CTY shares, which had been pledged to secure the line, were released.

Update to Section 22.1 – Reorganization agreement with Norstar Group

For details regarding an update to the management services agreement and non-competition stipulation with Norstar Group), refer to Notes 5c and 5d to the financial statements.

Disclosure Concerning Pledged Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CITY*

		Current Year 2017
	Quarter 3	Quarter 2	Quarter 1	2016
Value of property (NIS in 000’s)	1,119,500	1,119,500	1,109,600	1,109,600
NOI in the period (NIS in 000’s)**	16,384	16,616	17,598	73,016
Revaluation gains (losses) in the period (NIS in 000’s)	(697)	6,607	(2,247)	20,279
Average occupancy rate in the period**	93.6%	93.5%	97.4%	98.9%
Actual rate of return (%) **	6.0%	6.0%	6.3%	6.7%
Average annual rental per sq. meter (NIS)	994	1,004	1,019	1,020
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

*	The properties G Cinema, G-One and G-Two (as they appear in Appendix B of the Directors’ Report for 2016), have been amalgamated under a single appraisal, in accordance with Company Management’s approach.

**	Part of the asset is under major renovation.

34

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2017

Unaudited

35

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of September 30, 2017 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine, and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 26% of total consolidated assets as of September 30, 2017, and whose revenues constitute approximately 37% and 38% of total consolidated revenues for the periods of nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 19, 2017	A Member of Ernst & Young Global

36

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	803	1,398	1,520
Short-term investments and loans	46	51	96
Marketable securities	157	106	212
Financial derivatives	148	95	98
Trade receivables	117	190	163
Other accounts receivable	231	524	329
Inventory of buildings and apartments for sale	-	-	14
Current taxes receivable	20	30	26

	1,522	2,394	2,458

Assets classified as held for sale	981	542	21,132

	2,503	2,936	23,590
NON-CURRENT ASSETS

Equity-accounted investees	6,425	2,316	2,097
Other investments, loans and receivables	262	1,329	1,223
Available-for-sale financial assets	4,380	634	384
Financial derivatives	557	481	516
Investment property	32,534	73,678	55,982
Investment property under development	1,972	2,642	2,113
Fixed assets, net	137	141	152
Intangible assets, net	750	921	815
Deferred taxes	16	32	15

	47,033	82,174	63,297

	49,536	85,110	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

37

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	966	605	775
Current maturities of non-current liabilities	1,574	2,216	3,043
Financial derivatives	33	58	47
Trade payables	79	528	377
Other accounts payable	1,118	1,304	1,820
Current taxes payable	205	79	93

	3,975	4,790	6,155
Liabilities attributable to assets held for sale	14	49	7,024

	3,989	4,839	13,179
NON-CURRENT LIABILITIES

Debentures	20,120	30,299	27,319
Convertible debentures	-	592	296
Interest-bearing loans from banks and others	4,341	10,723	8,183
Financial derivatives	21	108	50
Other liabilities	250	382	283
Deferred taxes	3,024	4,901	3,809

	27,756	47,005	39,940

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	247	249	249
Share premium	4,965	4,991	4,992
Retained earnings	5,404	5,180	5,699
Foreign currency translation reserve	(1,393)	(3,016)	(3,257)
Other reserves	207	454	496
Treasury shares	(10)	(21)	(21)

	9,420	7,837	8,158
Non-controlling interests	8,371	25,429	25,610

Total equity	17,791	33,266	33,768

	49,536	85,110	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

November 19, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dor J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

38

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	(*2016	2017	(*2016	(*2016
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	2,105	2,129	718	699	2,841
Property operating expenses	622	642	202	209	870

Net operating rental income	1,483	1,487	516	490	1,971

Fair value gain (loss) from investment property and investment property under development, net	(57)	109	(101)	(22)	245
General and administrative expenses	(283)	(330)	(95)	(99)	(436)
Other income	81	25	41	-	26
Other expenses	(73)	(63)	(41)	(20)	(223)
Company's share in earnings of equity-accounted investees, net	358	61	104	4	106

Operating income	1,509	1,289	424	353	1,689

Finance expenses	(805)	(1,042)	(531)	(307)	(1,127)
Finance income	274	150	50	296	255

Income (loss) before taxes on income	978	397	(57)	342	817
Taxes on income	85	91	62	12	153

Net income (loss) from continuing operations	893	306	(119)	330	664
Net income (loss) from discontinued operation, net	(281)	1,502	-	539	2,516
Net income (loss)	612	1,808	(119)	869	3,180

Attributable to:

Equity holders of the Company	(90)	200	(185)	381	787
Non-controlling interests	702	1,608	66	488	2,393

	612	1,808	(119)	869	3,180

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	3.00	(0.95)	(0.95)	1.11	0.64
Basic net earnings (loss) from discontinued operation	(3.46)	1.95	-	0.88	3.39
Total basic net earnings (loss)	(0.46)	1.00	(0.95)	1.99	4.03
Diluted net earnings (loss) from continuing operations	2.97	(1.01)	(0.95)	1.10	0.57
Diluted net earnings (loss) from discontinued operation	(3.46)	1.95	-	0.88	3.39
Total diluted net earnings (loss)	(0.49)	0.94	(0.95)	1.98	3.96

*)	Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	(*2016	2017	(*2016	(*2016
	Unaudited				Audited
	NIS in millions

Net income (loss)	612	1,808	(119)	869	3,180

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	327	103	1,074	(370)	(536)
Net gains (losses) on cash flow hedges (1)	(10)	12	(3)	31	32
Net gains (losses) on available-for-sale financial assets	(302)	105	(15)	(27)	75
Other comprehensive income (loss) from continuing operations	15	220	1,056	(366)	(429)
Other comprehensive income (loss) from discontinued operations, net	774	(292)	-	(674)	(18)
Total other comprehensive income (loss)	789	(72)	1,056	(1,040)	(447)
Comprehensive income (loss)	1,401	1,736	937	(171)	2,733

Attributable to:
Equity holders of the Company (2)	1,480	397	498	(52)	736
Non-controlling interests	(79)	1,339	439	(119)	1,997

	1,401	1,736	937	(171)	2,733

(1) Includes Group's share in other comprehensive income of equity-accounted investees	3	9	-	7	1
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income (loss)	(90)	200	(185)	381	787
Exchange differences on translation of foreign operations	(175)	44	701	(424)	(197)
Net gains (losses) on cash flow hedges	(5)	3	(2)	18	20
Net gains (losses) on available-for-sale financial assets	(304)	107	(16)	(27)	83
Realization of capital reserves of previously consolidated subsidiaries	2,054	43	-	-	43
	1,480	397	498	(52)	736

*)	Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

40

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2017 (audited)	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income (loss)	-	-	(90)	-	-	-	(90)	702	612
Other comprehensive income (loss)	-	-	-	1,864	(294)	-	1,570	(781)	789
Total comprehensive income (loss)	-	-	(90)	1,864	(294)	-	1,480	(79)	1,401
Exercise and expiration of Company’s share options into Company shares	*) -	11	-	-	(11)	-	*) -	-	*) -
Purchase of treasury shares	-	-	-	-	-	(29)	(29)	-	(29)
Redemption of treasury shares	(2)	(38)	-	-	-	40	-	-	-
Cost of share-based payment	-	-	-	-	8	-	8	3	11
Dividend paid **)	-	-	(205)	-	-	-	(205)	-	(205)
Loss of control in previously consolidated subsidiaries (see Notes 3b and 3c)	-	-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-	-	-	-	6	-	6	36	42
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(8)	(6)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(561)	(561)
Balance as of September 30, 2017	247	4,965	5,404	(1,393)	207	(10)	9,420	8,371	17,791

*)	Represents an amount of less than NIS 1 million.
**)	In the nine months ended in September 30, 2017 the Company declared a dividend in the amount of NIS 1.05 per share (in a total amount of NIS 205 million). NIS 68 million (NIS 0.35 per share) was paid on April 24, 2017, NIS 68 million (NIS 0.35 per share) was paid on July 3, 2017 and NIS 68 million (NIS 0.35 per share) was paid on October 3, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

41

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2016 (audited)	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	200	-	-	-	200	1,608	1,808
Other comprehensive income (loss)	-	-	-	87	110	-	197	(269)	(72)
Total comprehensive income	-	-	200	87	110	-	397	1,339	1,736
Exercise, forfeiture and expiration of Company’s share options into Company shares	*) -	8	-	-	(8)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	5	-	5	29	34
Dividend paid	-	-	(227)	-	-	-	(227)	-	(227)
Non-controlling interests in previously consolidated subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	59	-	59	1,531	1,590
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	62	-	62	(232)	(170)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(9)	(9)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(991)	(991)
Balance as of September 30, 2016	249	4,991	5,180	(3,016)	454	(21)	7,837	25,429	33,266

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

42

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2017	249	5,002	5,657	(2,094)	221	(21)	9,014	8,046	17,060
Net income (loss)	-	-	(185)	-	-	-	(185)	66	(119)
Other comprehensive income (loss)	-	-	-	701	(18)	-	683	373	1,056
Total comprehensive income (loss)	-	-	(185)	701	(18)	-	498	439	937
Exercise and forfeiture of Company’s share option into Company shares	*) -	1	-	-	(1)	-	*) -	-	*) -
Purchase of treasury shares	-	-	-	-	-	(29)	(29)	-	(29)
Redemption of treasury shares	(2)	(38)	-	-	-	40	-	-	-
Cost of share-based payment	-	-	-	-	4	-	4	3	7
Dividend declared **)	-	-	(68)	-	-	-	(68)	-	(68)
Capital issuance to non-controlling interests	-	-	-	-	(1)	-	(1)	1	-
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(8)	(6)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(110)	(110)
Balance as of September 30, 2017	247	4,965	5,404	(1,393)	207	(10)	9,420	8,371	17,791

*)	Represents an amount of less than NIS 1 million.
**)	On August 21, 2017 the Company declared a dividend of NIS 0.35 per share that was paid on October 3, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

43

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2016	249	4,989	4,868	(2,592)	374	(21)	7,867	25,338	33,205
Net income	-	-	381	-	-	-	381	488	869
Other comprehensive income	-	-	-	(424)	(9)	-	(433)	(607)	(1,040)
Total comprehensive income (loss)	-	-	381	(424)	(9)	-	(52)	(119)	(171)
Exercise and forfeiture of Company’s share options into Company shares	*) -	2	-	-	(2)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	1	-	1	10	11
Dividend paid	-	-	(69)	-	-	-	(69)	-	(69)
Capital issuance to non-controlling interests	-	-	-	-	60	-	60	715	775
Acquisition of non-controlling interests	-	-	-	-	30	-	30	(111)	(81)
Conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(1)	(1)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(403)	(403)
Balance as of September 30, 2016	249	4,991	5,180	(3,016)	454	(21)	7,837	25,429	33,266

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

44

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2016	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	787	-	-	-	787	2,393	3,180
Other comprehensive (loss)	-	-	-	(154)	103	-	(51)	(396)	(447)
Total comprehensive income (loss)	-	-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of Company’s share options into Company shares	*) -	9	-	-	(9)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	8	-	8	43	51
Dividend paid	-	-	(295)	-	-	-	(295)	-	(295)
Non-controlling interests in previously consolidated subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(1,285)	(1,285)
Balance as of December 31, 2016	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

45

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income (loss)	612	1,808	(119)	869	3,180
Adjustments required to present cash flows from operating activities:
Adjustments to the profit or loss items:

Finance expenses, net	660	1,399	481	192	1,520
Company’s share in earnings of equity-accounted investees, net	(367)	(98)	(104)	(12)	(151)
Fair value gain (loss) from investment property and investment property under development, net	(438)	(1,112)	101	(291)	(2,081)
Depreciation and amortization	20	23	7	7	53
Taxes on income	195	406	62	117	629
Impairment of other assets	36	-	18	-	6
Capital gain, net	(67)	(3)	(30)	(10)	(6)
Loss from decrease in holding interest	1	-	-	-	-
Loss from deconsolidation of previously subsidiaries, net (including exercise of capital reserves)	902	-	-	-	-
Change in provision for legal claims, net	(21)	-	(15)	-	158
Net loss from sale of subsidiary	-	230	-	-	230
Cost of share-based payment	9	34	5	11	47

	930	879	525	14	405

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(38)	(182)	(10)	55	(38)
Increase (decrease) in trade and other accounts payable	27	36	35	(6)	17
Increase (decrease) in tenants’ security deposits, net	3	(3)	-	5	-
	(8)	(149)	25	54	(21)
Net cash provided by operating activities before interest, dividend and taxes	1,534	2,538	431	937	3,564

Cash received and paid during the period for:
Interest paid	(976)	(1,353)	(140)	(386)	(1,668)
Interest received	39	40	15	19	62
Dividend received	233	29	128	8	36
Taxes paid	(52)	(87)	(24)	(14)	(90)
Taxes received	4	-	-	-	5
	(752)	(1,371)	(21)	(373)	(1,655)
Net cash provided by operating activities	782	1,167	410	564	1,909

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

46

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:
Deconsolidation of previously consolidated subsidiaries (a,b,c)	193	(105)	-	-	(105)
Investment return and proceeds from sale of investees	61	141	61	5	148
Investment and loans to investees	(22)	(86)	(6)	-	(86)
Acquisition, construction and development of investment property	(1,833)	(3,161)	(394)	(1,039)	(4,594)
Changes in working capital items in relation with investing activities	-	-	-	115	-
Investments in fixed assets	(33)	(7)	(17)	(2)	(26)
Proceeds from sale of investment property, net of tax paid	827	1,363	139	133	1,465
Proceeds from sale of fixed assets	-	9	-	2	11
Grant of long-term loans	(5)	(104)	-	(4)	(119)
Collection of long-term loans	12	26	6	11	122
Short-term investments, net	3	(683)	10	(732)	(729)
Investment in financial assets	(54)	(71)	(18)	(15)	(130)
Proceeds from sale of financial assets and deposits withdrawal	1,123	489	203	319	737
Net cash provided by (used in) investing activities	272	(2,189)	(16)	(1,207)	(3,306)

Cash flows from financing activities:
Repayment of loans granted for purchase of Company’s shares	-	*) -	-	-	*) -
Exercise of share options into Company’s shares	*) -	*) -	-	-	*) -
Purchase of treasury shares	(29)	-	(29)	-	-
Capital issuance to non-controlling interests, net	9	1,319	-	765	1,348
Acquisition of non-controlling interests	(7)	(170)	(7)	(81)	(349)
Sale of shares to non-controlling interest, net of tax paid	-	326	-	-	326
Dividend paid to equity holders of the Company	(136)	(227)	(68)	(69)	(295)
Dividend paid to non-controlling interests	(563)	(970)	(110)	(385)	(1,260)
Receipt of long-term loans	829	1,377	-	349	2,835
Repayment of long-term loans	(596)	(2,187)	-	(1,483)	(2,800)
Receipt (repayment) of long-term credit facilities from banks, net	(393)	(124)	(114)	49	(77)
Receipt (repayment) of Short-term credit from banks and others, net	149	(283)	(393)	(259)	(80)
Repayment and early redemption of debentures and convertible debentures	(1,508)	(1,847)	(46)	(480)	(1,855)
Issuance of debentures	451	3,131	451	2,310	3,131
Unwinding of hedging transactions	-	2	-	(43)	3

Net cash provided by (used in) financing activities	(1,794)	347	(316)	673	927
Exchange differences on balances of cash and cash equivalents	(42)	(52)	19	(59)	(70)
Increase (decrease) in cash and cash equivalents	(782)	(727)	97	(29)	(540)
Cash and cash equivalents at the beginning of the period	1,585	2,125	706	1,427	2,125
Cash and cash equivalents attributed to discontinued operations	-	-	-	-	(65)
Cash and cash equivalents at the end of the period	803	1,398	803	1,398	1,520

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

47

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2017	2016	2017	2016	2016
		Unaudited				Audited
		NIS in millions
(a)	Deconsolidation of previously consolidated subsidiary- EQY

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	(120)	-	-	-	-
	Non-current assets	19,005	-	-	-	-
	Deferred taxes	91	-	-	-	-
	Goodwill	28	-	-	-	-
	Non-current liabilities	(5,438)	-	-	-	-
	Non-controlling interests	(8,956)	-	-	-	-
	Gain from loss of control	114	-	-
	Capital reserves	562	-	-	-	-
	Investment in available- for- sale financial asset	(5,549)	-	-
	Decrease in cash and cash equivalents	(263)	-	-	-	-

(b)	Deconsolidation of previously consolidated subsidiary- FCR

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	(1,184)	-	-	-	-
	Non-current assets	24,903	-	-	-	-
	Goodwill	32	-	-	-	-
	Non-current liabilities	(11,791)	-	-	-	-
	Non-controlling interests	(7,674)	-	-	-	-
	Loss from loss of control	(1,016)	-	-	-	-
	Capital reserves	1,495	-	-	-	-
	Investment in investment accounted for using the equity method	(4,309)	-	-	-	-
	Increase in cash and cash equivalents	456	-	-	-	-

(c)	Proceeds from sale of previously consolidated subsidiary:

	Assets and liabilities of consolidated subsidiary at date of acquisition:
	Working capital (excluding cash and cash equivalents)	-	(79)	-	-	(79)
	Non-current assets	-	82	-	-	82
	Non-current liabilities	-	(305)	-	-	(305)
	Non-controlling interests	-	(18)	-	-	(18)
	Gain from sale of previously consolidated subsidiaries	-	164	-	-	164
	Capital reserves	-	51	-	-	51
	Decrease in cash and cash equivalents:	-	(105)	-	-	(105)

(d)	Significant non-cash transactions:

	Conversion, early redemption and interest payment of convertible debentures into subsidiary’s shares	-	202	-	-	202
	Acquisition of investment property against trade payables	-	-	-	-	334
	Sale of Investment property against providing a loan to the buyer	-	-	-	-	101
	Dividend payable to equity holders of the Company	68	-	68	-	-
	Dividend payable to non-controlling interests	-	97	-	97	101

(e)	Additional information:
	Tax paid included under investing activities	67	16	32	16	38

(f)	For details regarding cash flows attributed to discontinued operations, refer to Note 3b and 3c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

48

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of September 30, 2017 and for the nine months then ended (the “Reporting Period”) and for the three months then ended (collectively: “Consolidated Interim Financial Statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 26, 2017 (“annual financial statements”).

b.	As of September 30, 2017 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”) 1.5 billion. The Group has unused approved credit facilities in the amount of NIS 6.0 billion available for immediate drawdown. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements.

c.	Disclosure of new IFRSs in the period prior to their adoption

IFRS 9, Financial Instruments

Further to that stated in Note 2ee to the annual financial statements regarding the expected implications of initially adopting International Financial Reporting Standard No. 9 (IFRS 9), “Financial Instruments”, on January 1, 2018, the Company believes, as of the date of this report, that the main effect on the financial statements of adopting the new standard in its financial statements stems from the manner of classifying the gains and losses arising from the investment in REG that are measured at fair value through profit or loss. Under the present standard, the changes in fair value are carried to other comprehensive income, while under IFRS 9 the changes in fair value will be carried to profit or loss, though the Company presently has no intention of classifying the investment on the date of adopting the new standard as being measured at fair value through other comprehensive income.

Management has not yet decided whether to classify the investment in REG as a financial asset at fair value through profit or loss or to designate the investment as being measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers

Further to that stated in Note 2ee to the annual financial statements regarding the expected implications of initially adopting International Financial Reporting Standard No. 15 (IFRS 15), “Revenue from Contracts with Customers”, on January 1, 2018, the Company believes, as of the date of this report, that IFRS 15 is not expected to have any material effect on the consolidated financial statements.

49

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Debt raising and redemption by the Group

1.	In January 2017, FCR completed an early redemption of its convertible debentures (Series E and F) in the amount of C$ 106.3 million (NIS 306 million) in consideration for their par value plus accrued interest.

2.	In August, 2017, FCR completed an early redemption of its convertible debentures (Series I) in the amount of C$ 51.2 million (NIS 146 million) in consideration for their par value plus accrued interest.

3.	In September 2017, CTY issued to the public EUR 107 million par value (NIS 451 million) of unsecured debentures, which bears annual interest at a rate of 2.75% and are due for repayment on September 22, 2025.

4.	During the Reporting Period, the Company repurchased debentures with a par value of NIS 60.5 million (series A,C,E and I) through market trades for a consideration of NIS 72 million. After the Reporting Period, the Company repurchased debentures with a par value of NIS 4.5 million (series C and I) through market trades for a consideration of NIS 5 million. The purchases had no material impact on the Company’s financial statements and the debentures were cancelled and delisted.

b.	Discontinued operation- Investment in EQY

1.	In November 2016 EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT), the securities of which are listed for trade on the NYSE. EQY has been merged with and into REG, to the effect that REG became the surviving entity upon the merger. Upon completion of the merger, EQY’s shareholders (including the Company) received shares in REG, in exchange for their shares in EQY, according to an exchange ratio of 0.45 REG shares for each EQY share, reflecting a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date of the merger agreement. The merger was completed on March 1, 2017 and, immediately post-merger, the Company held 13.2% of the merged company, making it the largest shareholder in REG. As of the merger date, three additional directors were appointed to REG’s Board of Directors: two independent directors on behalf of EQY and one director on behalf of the Company, Mr. Chaim Katzman, who was appointed non-executive Vice Chairman of the Board of REG.

Following the completion of the merger, the Company no longer consolidated EQY in its financial statements. As a result of the loss of control of EQY, the Company recognized during the first quarter of 2017 an increase in capital of NIS 676 million and a gain of NIS 114 million (net of taxes). The aforesaid gain includes a loss of NIS 562 million, which was reclassified to profit or loss in respect of realization of reserves (primarily from exchange differences on translation of foreign operations).

REG’s shares that are held by the Company are presented in the consolidated financial statements as an available-for-sale financial asset in accordance with International Accounting Standard No. 39, “Financial Instruments”.

The Company applies hedge accounting to changes in the fair value of the investment in REG shares resulting from exchange differences.

The operating results of EQY for the two-month period ended on the date of completion of the merger are presented in the consolidated statements of income under income (loss) from discontinued operations, net. Comparative information was reclassified in accordance with International Accounting Standard No. 5, “Non-current Assets Held for Sale and Discontinued Operations”.

50

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	Statements of comprehensive income attributed to discontinued operation:

	Two months ended	Nine months ended	Three months ended	Year ended
	March 1,	September 30,	September 30,	December 31,
	2017	2016	2017	2016
	Unaudited			Audited
	NIS in millions (except for per share data)
Rental Income	239	981	323	1,385
Property operating expenses	(65)	(200)	(66)	(348)

Net operating rental income	174	781	257	1,037

Fair value gain (loss) from investment property and investment property under development, net	(6)	399	178	1,196
General and administrative expenses	(95)	(109)	(37)	(148)
Other Income	2	4	1	9
Other expenses	-	(4)	(2)	(24)
Company’s share in earnings of equity-accounted investees, net	2	9	3	9

Operating income	77	1,080	400	2,079

Finance expenses	(30)	(200)	(80)	(246)
Finance income	-	1	-	1
Taxes on income *)	(2)	(105)	(39)	(195)

Net income from discontinued operation, net	45	776	281	1,639

Other comprehensive income (loss) from discontinued operation	4	(23)	8	(9)
Total comprehensive income from discontinued operation	49	753	289	1,630

Attribute to:
Equity holders of the Company	17	207	81	452
Non-controlling interest	32	546	208	1,178
	49	753	289	1,630

*)	Includes adjustments for deferred taxes expenses.

51

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

3.	Cash flow statements attributed to discontinued operation and provided by (used in) activities:

	Two months	Nine months	Three months	Year
	ended	ended	ended	ended
	March 1,	September 30,	September 30,	December 31,
	2017	2016	2016	2016
	Unaudited			Audited
	NIS in millions (except for per share data)

Net Cash provided by operating activities	92	606	248	732
Net Cash provided by (used in) investing activities	43	(350)	(118)	(842)
Net cash provided by (used in) financing activities	72	(264)	(183)	92

c.	Discontinued operation- Investment in FCR

1.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of FCR’s share, in a “bought deal” transaction on the Toronto Stock Exchange, at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The sale was completed on March 22, 2017 and the Company, post-sale (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. As of the date of the sale and having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of such date, it no longer holds effective control in FCR. Accordingly, as of such date, the Company no longer consolidates FCR in its consolidated financial statements and, in accordance with the provisions of IFRS 10, has remeasured its investment in FCR according to the fair value on the date that control was lost, based on the market price of FCR on the stock exchange on such date.

As a result of the loss of control in FCR, the Company recognized during the first quarter of 2017 an increase in capital of NIS 479 million and a loss of NIS 1,016 million in the consolidated statement of income. The above loss includes loss from the reclassification of capital reserves (primarily NIS 1,495 million in respect of translation differences of foreign operations) previously carried to profit or loss.

Commencing on the date of the loss of control, the Company accounts for its investment in FCR by the equity method, in accordance with the provisions of International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.

In view of the sales of FCR’s shares, as described above, and the loss of control therein, the operating results up to the date of loss of control, including the results relating to the sale of the shares, were presented in the consolidated statements of income under income (loss) from a discontinued operation, net. Comparative figures have been reclassified.

52

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	The draft allocation of the acquisition consideration temporarily allocates the excess cost that arose on the date of the sale, after revaluation of the balance of the investment in shares of FCR, as follows:

	CAD*)	NIS
	Millions
Investment at market value upon completion of the transaction	1,582	4,309
Group’s share (32.7%) in FCR’s net assets as of the closing date of the transaction	(1,415)	(3,855)
Adjustments to FCR’s equity	167	454

Attributed to:
Loans and other trade receivables	(1)	(3)
Goodwill	202	550
Deferred taxes	13	35
Interest-bearing loans from banks	11	30
Debentures	(56)	(153)
Convertible debentures	(2)	(5)
	167	454

*) FCR’s financial statements are presented in CAD (as of March 31, 2017 the CAD exchange rate was NIS 2.7234).

3.	Condensed financial information of FCR (As presented in FCR’s financial statements-100%) Condensed statement of financial position-

	September 30, 2017
	CAD *)	NIS
	millions
	Unaudited
Current assets	299	845
Non-Current assets (primarily investments property)	9,563	27,050
Current liabilities	658	1,862
Non-Current Liabilities	4,538	12,836
Net assets	4,666	13,197
Adjustments to the Group’s investment in FCR:
Adjustments of non-controlling interests (including
convertible instruments)	(67)	(188)
Net assets	4,599	13,009
Group’s holdings in FCR	32.6%	32.6%
Group’s holdings in FCR’s net assets	1,501	4,246
Adjustments to FCR’s equity	172	485
Investment in FCR	1,673	4,731

*) FCR’s financial statements are presented in CAD (as of September 30, 2017 the CAD rate was NIS 2.8287).

53

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

Condensed statement of comprehensive income-

	Six months ended		Three months ended
	September 30,		September 30,
	2017		2017
	CAD **)	NIS	CAD **)	NIS
	millions		millions
	Unaudited		Unaudited
Net income (excluding fair value gain from investment property and investment property under development)	342	944	170	485
Fair value gain from investment property and investment property under development, net	264	709	18	51

Net income from continuing operation	355	961	83	236
Other comprehensive income	12	33	8	23
Total comprehensive income (including Non-controlling interests)	367	994	91	259
Group’s holdings in FCR	32.6%	32.6%	32.6%	32.6%

Group’s share in FCR’s comprehensive income	120	325	30	85
Fair value adjustment amortization	4	11	2	6

Group’s share of FCR’s total comprehensive income	124	336	32	91

**) For the six months and three months ended September 30, 2017 the average CAD rate was NIS 2.7566 and NIS 2.8424 respectively.

4.	In the six months ended September 30, 2017, FCR declared a quarterly dividend amounting to CAD 105.3 million. The Company’s share of this dividend amounted to NIS 95 million, NIS 46 million paid in July, 2017 and NIS 49 million paid in October, 2017.

54

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

5.	Statements of comprehensive income attributed to discontinued operation:

	Three months	Nine months	Three months	Year
	ended	ended	ended	ended
	March 31,	September 30,	September 30,	December 31,
	(*2017	2016	2016	2016
	Unaudited		Audited
	NIS in millions

Rental Income	494	1,464	490	1,960
Property operating expenses	(192)	(546)	(176)	(737)

Net operating rental income	302	918	314	1,223

Fair value gain from investment property and investment property under development, net	500	606	135	641
General and administrative expenses	(28)	(77)	(25)	(106)
Other Income	-	9	-	12
Other expenses	-	(12)	(4)	(13)
Company’s share in earnings of equity-accounted investees, net	6	28	4	36

Operating income	780	1,472	424	1,793

Finance expenses	(134)	(344)	(116)	(473)
Finance income	35	37	15	70
Taxes on income**)	(109)	(209)	(65)	(283)

Net income from discontinued operation, net	572	956	258	1,107

Other comprehensive income (loss) from discontinued operation	(1)	(24)	(3)	16

Total comprehensive income from discontinued operation	571	932	255	1,123

Attribute to:
Equity holders of the Company	205	351	93	409
Non-controlling interest	366	581	162	714
	571	932	255	1,123

*)	The operating results and the cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.

**)	Includes adjustments for deferred taxes expenses.

55

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

6.	Cash flow statements attributed to discontinued operations and provided by (used in) activities:

	Threemonths	Nine months	Three months	Year
	ended	ended	ended	ended
	March 31,	September 30,	September 30,	December 31,
	(*2017	2016	2016	2016
	Unaudited			Audited
	NIS in millions

Net Cash provided by operating activities	130	463	200	744
Net Cash used in investing activities	(109)	(1,368)	(767)	(1,652)
Net cash provided by financing activities	14	1,192	813	948

*)	The operating results and the cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.

7.	FCR is a publicly traded company, whose shares are listed on the Toronto Stock Exchange (TSX) and whose financial statements are publicly available and are prepared in accordance with the IFRS standards. FCR’s accounting policy is identical to the accounting policy of the Company as presented in Note 2 to the Company’s annual financial statements.

Taking into account, among other factors, the circumstances detailed above and the extent of the disclosure regarding FCR and its operations, including in the Company’s reports, the Company has received a waiver from the inclusion of FCR’s financial statements in these Company’s financial statements.

56

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

d.	Other events

1.	In March 2017, within the framework of an employment agreement that was signed with Mr. Segal, the Company’s CEO and Vice Chairman of the Board of Directors, the Company’s shareholders approved at a special general meeting (after obtaining the approval of the Company’s Compensation Committee and Board of Directors) the allotment of 2,965,505 performance-based option (unregistered) for the purchase of ordinary shares of the Company NIS 1 par value per share, reflecting a total cost to the Company of NIS 12,929 thousand for the term of the agreement.

The option exercise price is NIS 42 per share. The exercise of the options is conditional upon the average market share price of the Company’s ordinary shares will be at least NIS 45 per share over a 90 consecutive day period during the 12-months preceding the date of exercise.

The options will vest over a three year period commencing January 19, 2017 in three equal annual installments such that the options will be fully vested by the end of the employment period (January 19, 2020). The final expiration date of the options is the five years from the grant date (March 23, 2022), including in the event of the termination of employment (other than termination of employment which would not entitle Mr. Segal to severance pay pursuant to the terms of his employment agreement, in which event any vested options as of such termination date shall be exercisable for a 90 day period from the date of such termination).

The fair value of each option, based on the Monte- Carlo simulation that calculates the average quoted share price over 90 consecutive trading days during a period of 5 years from the date of calculation, is NIS 4.36. The fair value of each option was determined based on a standard deviation of 21.58%, a risk-free interest rate of 0.13% and a share price of NIS 36.9.

2.	On March 2, 2017, wholly owned subsidiaries of the Company sold 2.8 million shares of REG, representing 1.6% of REG’s shares capital, for a total consideration of U.S.$ 192 million (approximately NIS 708 million).

On September 11, 2017, wholly owned subsidiaries of the Company sold 1.06 million shares of REG, representing 0.6% of REG’s shares capital, for a total consideration of U.S.$ 67.9 million (approximately NIS 239 million).

Consequently, the Company holds 18.5 million shares of REG, representing 10.9% of the share capital and voting rights in REG.

57

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

3.	On March 26 and April 27, 2017, the Company’s Board of Directors (after obtaining the approval of the Compensation Committee) approved the grant of 366,748 unregistered option and 60,598 restricted share units (RSU’s) to three officers and 17 employees (hereafter - “the Offerees”) under a capital track with a trustee in accordance with Section 102 of the Income Tax Ordinance and in conformity with the Company’s share-based compensation plan.

Each of the options shall be exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 37.38 per share (calculated based on the average price of the Company’s share on the Stock Exchange in the 30 days preceding the date of the grant (March 26, 2017)), linked to the Consumer Price Index, subject to adjustments (in respect of the issue of benefit shares, the issue of rights and dividend distributions). Each of the Offerees shall also be entitled to exercise the option warrants by way of a cashless exercise. The options will vest over a three year period in three equal annual installments, commencing on the date of the grant. Each installment shall be exercisable over the four year period from the date of grant. If the Offeree’s engagement with the Company is terminated (including in the event of dismissal or resignation), any vested options which are not exercised within 90 day period following the date of termination or registration will expire.

Each RSU is exercisable into one ordinary share of the Company of NIS 1 par value. The RSU’s will vest over a three year period, commencing from the date of grant in three equal installments commencing one year from the date of the grant, provided that on the vesting date, the Offeree is employed with the Company. In the event of a dividend distribution, the Offerees shall be entitled to a monetary compensation that reflects the benefit arising from the dividend distribution in respect of the RSU’s that have not yet vested on the date of the dividend distribution.

Total value of allotted financial instruments at date of allotment amounted to approximately NIS 4,345 thousands.

4.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

5.	On September 13, 2017, Gazit Development and a wholly-owned subsidiary (together: “Gazit Development”) signed an agreement with Luzon Group to liquidate the balance of the Group’s investment in Luzon Group, which replaces the previous agreement signed in January 2017. The agreement is being performed in two stages and its main points are as follows:

(a)	On September 30, 2017 (the first closing date), the loan granted by Gazit Development to Luzon Group was reduced from NIS 120 million to NIS 100 million, with the rate of interest thereon being increased. Also, Gazit Development was allotted Luzon Group shares in place of the interest that had accrued on the loan in the period from April 1, 2017 through September 30, 2017, at a price of NIS 0.9 per share (a total of 1.6 million shares, which is in addition to the 3.6 million shares allotted pursuant to the January 2017 agreement;

(b)	Subject to the fulfillment of the suspending conditions set out below, on the second closing date:

(1)	Luzon Group will issue to Gazit Development unsecured listed debentures, which are convertible into Luzon Group shares, with a scope of NIS 100 million par value, in place of the loan that Gazit Development granted to Luzon Group, as referred to in subsection (a) above. Without derogating from the lock-up provisions prescribed under the Securities Law and its regulations, the aforesaid debentures will be blocked from being sold on the stock exchange until September 30, 2019. Moreover, the debentures will be subordinate to the existing bank debts of Luzon Group through January 31, 2022;

(2)	Luzon Group will issue to Gazit Development shares in place of the accrued interest on the loan for the period from September 30, 2017 through the second closing date, at a price of NIS 0.9 per share;

58

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

(3)	in relation to the capital notes that the subsidiary of Gazit Development granted Luzon Group (in a total amount of NIS 495 million), it was agreed that the existing interest component in the capital notes (the payment of which was a condition for the distribution of dividends) would be cancelled retroactively. Moreover, the convertible capital note would be reduced to an amount of NIS 94.5 million (from NIS 125 million) and would be convertible into 72 million Luzon Group shares. The amount by which the capital note is to be reduced (NIS 30.5 million) would be added to the non-convertible part of the capital note, as stated below. Part of the convertible note is to be converted into Luzon Group shares (38 million shares), resulting in the subsidiary of Gazit Development holding 15% of Luzon Group’s issued share capital (with the inclusion of the shares allotted for the interest in January 2017). It should be noted that the subsidiary of Gazit Development has undertaken not to hold more than 18% of Luzon Group’s share capital;

(4)	the balance of the capital note (the non-convertible part amounting to NIS 400.5 million) will be converted into a premium on the shares that are issued in place of the interest (as set out in subsection (2) above):

(5)	Luzon Group will issue to Gazit Development 3 million listed warrants that are exercisable into Luzon Group shares.

The closing of the second stage is subject to the fulfillment of suspending conditions, including obtaining regulatory approvals for the issuance of the debentures and warrants pursuant to a prospectus, the last date for the receipt of which has been set for December 25, 2017 (or such later date as will be agreed between the parties). Should the closing of the second stage not have taken place by said date, the rate of interest on the loan referred to in subsection (a) will be increased.

In addition, as part of the agreement, Luzon Group has undertaken not to make a distribution until March 31, 2020. Luzon Group has also undertaken not to pass a resolution for the issuance of rights before January 1, 2018 or until the date of the second closing, whichever is the earlier of the two. Moreover, Luzon Group and the subsidiaries under its control will grant a letter of waiver in favor of Gazit Development and parties related to it (including the Company) in respect to any claims in connection with Luzon Group, the cause or grounds for which arose in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development will granter an identical letter of waiver to Luzon Group and its subsidiaries.

6.	Further to Note 25m of the Annual Finical Statements, during August 2017, the District Court dismissed the appeal that subsidiaries of the Company’s had lodged regarding their claim to be House Property Companies in the years 2007 to 2010, inclusive. The subsidiaries have paid the full amount of the tax due as a result of the appeal’s dismissal and is considering lodging an appeal against this verdict.

7.	During the Reporting Period the Company repurchased approximately 843 thousands shares for consideration of NIS 29 million. After the Reporting Period the Company repurchased approximately 1,256 thousands shares for consideration of NIS 42.3 million.

8.	During the Reporting Period a wholly-owned subsidiary of the Company acquired 413 thousands ATR shares for a consideration of EUR 1.6 million (NIS 6.7 million). As a result of the acquisition, the Company’s, holdings in ATR increased from 59.5% to 59.6%.

59

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2017		September 30, 2016		December 31, 2016
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	NIS in million

Debentures	21,668	22,653	32,044	33,634	29,366	30,546
Convertible debentures	-	-	592	623	592	611
Interest bearing loans from banks and others	5,333	5,383	11,829	11,539	9,337	9,353
	27,001	28,036	44,465	45,796	39,295	40,510

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, as compared with their classification as of December 31, 2016. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to the fair value measurement of financial instruments.

60

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	Subsequent to the reporting date the company acquired 5.3 million CTY shares, for a consideration of EUR 11.2 million (NIS 46 million). As a result of the acquisition, the Company’s holdings in CTY increased from 43.9% to 44.5% and in the fourth quarter of 2017, the group is expected to recognize an increase in equity of NIS 9 million, which will be carried to its capital reserves.

b.	After the reporting date a wholly-owned subsidiary of the Company acquired 61 thousands ATR shares for a consideration of EUR 0.24 million (NIS 1 million).

c.	In October 2017, the management agreement with Norstar – details of which appear in Note 37d(1) of the 2016 annual financial statements – was renewed for a period of three years. As part of the renewal of the agreement, the amount of the monthly management fees that Norstar will pay to the Company has been updated. The new monthly amount will be NIS 139 thousand, linked to the Israeli Consumer Price Index.

d.	In October 2017, the Company’s general meeting approved an update to the non-competition stipulation between the Company and Norstar as part of the reorganization agreement, whereby the non-competition stipulation will apply to the Company’s actual fields of activity as of the general meeting and will remove the right of first offer that was prescribed in the previous agreement between the parties. Within the framework of the updated non-competition stipulation, Norstar has undertaken that, so long as the Norstar Group has sole control over the Company and the Company is engaged, as its principal activity, in the field of owning, operating and developing supermarket-anchored shopping centers and retail-based, mixed-use properties (hereafter, in this section: “Shopping Centers”), and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, the Norstar Group will not engage in the field of owning, operating and developing Shopping Centers and will not hold the shares of companies that are engaged in this field as their principal field of activity (other than its interests in the Company) and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing Shopping Sensors as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any single such company. For the avoidance of doubt, it is clarified that there shall be nothing to prevent the Norstar Group from engaging in the field of owning, operating and developing real estate properties that are not Shopping Centers, as defined above, and there shall be nothing to prevent the Norstar Group from holding the shares of companies engaged in the field of owning, operating and developing real estate properties that are not Shopping Centers as their principal field of activity.

e.	In October 2017, the Company’s general meeting approved the compensation terms of Mr. Zvi Gordon, who serves as the Company’s Vice President of Investments and who is a relative of Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors and its controlling shareholder, for a three-year period commencing from June 19, 2017. In accordance with the agreement, Mr. Gordon is entitled to an annual salary of U.S.$ 200,000 (linked to the increase in the Israeli Consumer Price Index), to social and related benefits as are customary at the Company, and to an annual bonus in an amount that is not to exceed 60% of the basic annual salary to which he is entitled for any particular year, which shall be determined in accordance with the Company’s compensation policy and which shall be calculated based on the achievement of measurable goals that are set in advance for the Company for each year (i.e., with no personal measurable goals and no discretionary component). In addition, in accordance with the aforementioned approval of the general meeting, the Company has granted Mr. Gordon 224,858 non-listed share options and 19,985 restricted share units (RSUs) for the purchase of ordinary shares of the Company of NIS 1 par value (which together reflect a cost to the Company of U.S.$ 375,000. The exercise price of each share option warrant is NIS 34.308. The vesting period of the share options and the RSUs is over three years commencing from June 19, 2017, in three equal batches, and they will expire at the end of four years from the grant date (except in the event of the termination of Mr. Gordon’s employment as set forth in the employment agreement, in which case the vesting share options can be exercised within 90 days of the termination of employment). Furthermore, the agreement includes terms and conditions regarding the termination of Mr. Gordon’s employment with the Company and the compensation to which he will be entitled in accordance with the circumstances of the termination of employment (including in the event of a change in the control of the Company).

f.	On November 19, 2017, the Company declared a dividend in the amount of NIS 0.35 (totaling NIS 68 million), payable on January 2, 2018 to the shareholders of the Company as of December 15, 2017.

61

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8. Following the completion of the merger of EQY and REG and in light of the classification of EQY’s results of operations as a discontinued operation, EQY has ceased to be presented as a reportable segment and the comparative figures have been retroactively adjusted (see Note 3b). Commencing on the date of the merger, the investment in the shares of REG is presented in the financial statements as an available-for-sale financial asset which constitutes a reportable segment. Management analyzes the activity of REG on the basis of the fair value of the investment and the share of the Company in dividend income.

Additionally, as from the date of loss of control in FCR, the investment in the shares of FCR is presented in the financial statements by the equity method (see Note 3c). Management regularly reviews the operating results of FCR and its income-producing properties. Accordingly, the investment in the shares of FCR constitutes a reportable segment and data of the segment “shopping centers in Canada” are presented in the Note on segments at their full value, against adjustments to the consolidated data.

	Public subsidiaries over which the Company has control		Other investments		Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial asset Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2017

Segment revenues	1,076	785	1,437	-	294	(1,487)	2,105

Segment net operating rental income	750	552	906	-	226	(951)	1,483

Segment operating profit	685	480	922	-	196	(774)	1,509

Dividend- income from available-for-sale securities *)	-	-	-	73	-	(73)	-

Finance expenses, net *)							(531)

Income before taxes on income							978

*) Finance expenses, net includes dividend income from available for sale securities, which is presented in the consolidation adjustments.

62

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2016

Segment revenues	1,169	823	1,464	248	(1,575)	2,129

Segment net operating rental income	823	580	918	184	(1,018)	1,487

Segment operating profit	768	466	867	141	(953)	1,289

Finance expenses, net						(892)

Income before taxes on income						397

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ended September 30, 2017

Segment revenues	363	271	485	-	101	(502)	718

Segment net operating rental income	260	192	314	-	78	(328)	516

Segment operating profit	226	188	346	-	66	(402)	424

Dividend- income from available-for-sale securities *)	-	-	-	37	-	(37)	-

Finance expenses, net *)							(481)

							(57)

*) Finance expenses, net includes dividend income from available for sale securities, which is presented in the consolidation adjustments.

63

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ended September 30, 2016

Segments of revenue	490	380	266	89	(526)	699

Segment net operating rental income	314	273	186	63	(346)	490

Segment operating profit	289	248	138	47	(369)	353

Finance expenses, net						(11)

Income before taxes on income						342

	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2016

Segment revenues	1,555	1,092	1,960	340	(2,106)	2,841

Segment net operating rental income	1,084	764	1,223	252	(1,352)	1,971

Segment operating profit	996	464	1,152	187	(1,110)	1,689

Finance expenses, net						(872)

Income before taxes on income						817

64

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

Segment assets

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments(*)	Total
	Unaudited
	NIS in millions

September 30, 2017	20,786	12,490	26,482	4,046	5,624	(19,892)	49,536

September 30, 2016	22,173	12,608	25,577	-	4,896	19,856	85,110

December 31, 2016
(Audited)	21,663	12,132	25,215	-	5,548	22,329	86,887

*) Consolidation adjustments as of September 30, 2016 and December 31, 2016 include assets of the discontinued operation.

65

GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of September 30, 2017

66

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

10 Nissim Aloni St., Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of September 30, 2017 and for the periods of nine and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,707 million as of September 30, 2017, and for which the Company’s share of its earnings amounted to NIS 223 million and NIS 76 million in the periods of nine and three months then ended, respectively. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 19, 2017	A Member of Ernst & Young Global

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GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of September 30, 2017 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	98	71	510
Short term loans and current maturities of long-term loans to subsidiaries	105	17	29
Financial derivatives	142	83	67
Other accounts receivable	2	2	2

Total current assets	347	173	608

NON-CURRENT ASSETS

Financial derivatives	524	453	490
Loans to subsidiaries	5,146	5,654	5,723
Investments in subsidiaries	16,489	14,739	15,560
Fixed assets and intangible assets, net	9	1	3

Total non-current assets	22,168	20,847	21,776

Total assets	22,515	21,020	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	1,560	818	1,104
Short-term loans from subsidiaries	333	388	-
Financial derivatives	17	30	36
Trade payables	2	2	5
Other accounts payable	214	137	275
Current taxes payable	51	43	43
Dividend payable	68	-	-

Total current liabilities	2,245	1,418	1,463

NON-CURRENT LIABILITIES

Loans from banks and others	2,058	1,321	2,634
Debentures	8,791	10,442	10,128
Deferred taxes	1	2	1

Total non-current liabilities	10,850	11,765	12,763

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	247	249	249
Share premium	4,965	4,991	4,992
Reserves	(1,196)	(2,583)	(2,782)
Retained earnings	5,404	5,180	5,699

Total equity	9,420	7,837	8,158

Total liabilities and equity	22,515	21,020	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 19, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dor J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Management fees from related companies	2	3	1	1	3
Finance income from subsidiaries	94	155	12	51	198
Other finance income	153	2	-	241	29

Total income	249	160	13	293	230

General and administrative expenses	46	47	15	17	68
Finance expenses	441	636	402	175	584
Other expenses	2,041	3	-	-	7

Total expenses	2,528	686	417	192	659

Gain (loss) before income from subsidiaries, net	(2,279)	(526)	(404)	101	(429)

Income from subsidiaries, net	2,183	736	222	283	1,228

Income (loss) before taxes on income	(96)	210	(182)	384	799

Taxes on income (tax benefit)	(6)	10	3	3	12

Net income (loss) attributable to the Company	(90)	200	(185)	381	787

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions

Net income (loss) attributable to the Company	(90)	200	(185)	381	787

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	51	(168)	39	(18)	(274)
Gain (loss) on available for sale securities	50	-	-	(1)	-
Realization of capital reserve from foreign currency exchange differences	2,040	-	-	-	-
Other comprehensive income (loss) attributable to the Company	2,141	(168)	39	(19)	(274)

Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(571)	365	644	(414)	223

Total other comprehensive income (loss) attributable to the Company	1,570	197	683	(433)	(51)

Total comprehensive income (loss) attributable to the Company	1,480	397	498	(52)	736

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributable to the Company	(90)	200	(185)	381	787

Adjustments required to present cash flows from operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation expenses	1	2	(* -	1	6
Finance expense (income), net	194	479	390	(117)	357
Income from subsidiaries, net	(2,183)	(736)	(222)	(283)	(1,228)
Loss on realization of capital reserve from foreign currency exchange differences	2,040	-	-	-	-
Cost of share-based payment	8	5	4	1	9
Taxes on income (tax benefit)	(6)	10	3	3	12
Capital loss, net	1	-	-	-	-

	55	(240)	175	(395)	(844)
Changes in assets and liabilities of the Company:

Decrease in other accounts receivable	1	1	-	4	1
Increase (decrease) in trade payables and other accounts payable	(15)	(13)	(6)	9	(11)

	(14)	(12)	(6)	13	(10)
Cash paid and received during the year by the Company for:

Interest paid	(480)	(502)	(14)	(119)	(522)
Interest received from subsidiaries	97	126	35	57	152
Taxes paid	(9)	(12)	(3)	(2)	(16)
Tax refund received	2	-	-	-	-
Dividend received from subsidiary	153	185	53	61	244
	(237)	(203)	71	(3)	(142)

Net cash provided by (used in) operating activities of the Company	(286)	(255)	55	(4)	(209)

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Investments in fixed assets	(5)	(1)	(1)	(1)	(1)
Proceeds from sale of fixed assets	*)-	*) -	*) -	-	*) -
Investments in subsidiaries	(74)	(113)	(16)	(1)	(268)
Redemption of preferred shares of subsidiary	612	361	33	-	404
Loans repaid by (granted to) subsidiaries, net	875	515	(63)	151	(438)
Investment (proceeds) in marketable securities, net	59	2	(47)	20	2

Net cash provided by (used in) investing activities of the Company	1,467	764	(94)	169	(301)

Cash flows from financing activities of the Company:

Exercise of share options into shares	*) -	*) -	*) -	-	*) -
Repayment of loans for purchase of Company’s shares	-	*) -	-	-	*) -
Purchase of treasury shares	(29)	-	(29)	-	-
Dividend paid to equity holders of the Company	(137)	(227)	(69)	(69)	(295)
Repayment and early redemption of debentures	(856)	(684)	(46)	(9)	(691)
Receipt (repayment) of long-term credit facilities from banks, net	(554)	(163)	73	(30)	1,371
Repayment of long-term loans	(12)	-	-	-	-
Unwinding of hedging transactions	-	2	-	(43)	3

Net cash provided by (used in) financing activities of the Company	(1,588)	(1,072)	(71)	(151)	388

Exchange differences on balance of cash and cash equivalents	(5)	(27)	6	(7)	(29)

Increase (decrease) in cash and cash equivalents	(412)	(590)	(104)	7	(151)

Cash and cash equivalents at the beginning of period	510	661	202	64	661

Cash and cash equivalents at the end of period	98	71	98	71	510

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for issuance of capital note	-	375	-	-	375

Dividend payable to equity holders of the Company	68	-	68	-	-

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of September 30, 2017 and for the nine and three-month periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 26, 2017 and with the financial information in the interim condensed consolidated financial statements as of as of September 30, 2017.

b.	As of September 30, 2017 (the “Reporting Date”), the Company has a working capital deficiency of NIS 1.9 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.6 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	For details of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3b to the consolidated interim financial statements.

2.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million by wholly-owned subsidiary of the Company and the accounting treatment implemented by the Company as a result of the sale, refer to Note 3c to the interim financial statements.

3.	For details regarding the sale of 3.9 million REG shares for a consideration of U.S.$ 260 million, refer to Note 3d2 to the financial statements.

4.	For details regarding the repurchase of debentures by the Company on the stock exchange, refer to Note 3a4 to the consolidated interim financial statements.

5.	For details regarding acquisitions of Group companies’ shares in the Reporting Period, refer to Note 3d7 to the financial statements.

6.	For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Notes 3d3 and 5e to the interim financial statements.

7.	In the first quarter of 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid in March 2017, amounted to NIS 49 million. On June 22, 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid on June 30, 2017, amounted to NIS 51 million. On September 20, 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid on September 29, 2017, amounted to NIS 52 million.

8.	On August 2, 2017, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2017		September 30, 2016		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	10,340	11,097	11,248	11,851	10,887	11,431
Loans from banks and others	2,069	2,083	1,333	1,347	2,658	2,669

	12,409	13,180	12,581	13,198	13,545	14,100

2.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2016. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

1.	For details regarding the purchase of 5.3 million CTY’s shares in a consideration of € 11.2 million (NIS 46 million) in the stock market, by the Company, after the reporting date, refer to Note 5a to the financial statements.

2.	For details regarding the general meeting’s approval of the terms of employment of Mr. Zvi Gordon, who serves as the Company’s Vice President of Investments, refer to Note 5e to the financial statements.

f.	Dividend declared

On November 19, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (totalling NIS 68 million), payable on January 2, 2018 to the shareholders of the Company on December 15, 2017.

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GAZIT-GLOBE LTD.

Quarterly report regarding effectiveness of internal control over the financial reporting and the disclosure

Quarterly Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

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GAZIT-GLOBE LTD.

Quarterly report regarding effectiveness of internal control over the financial reporting and the disclosure

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities' Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.          Dori J. Segal, CEO and Vice Chairman of the Board of Directors;

2.          Adi Jemini, Executive Vice President and Chief Financial Officer;

3.          Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2017 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

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GAZIT-GLOBE LTD.

Quarterly report regarding effectiveness of internal control over the financial reporting and the disclosure

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Dori J. Segal, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2017 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 19, 2017
Dor J. Segal, CEO and Vice Chairman of the Board of Directors

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GAZIT-GLOBE LTD.

Quarterly report regarding effectiveness of internal control over the financial reporting and the disclosure

A)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2017 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 19, 2017
Adi Jemini, Executive Vice President and Chief Financial Officer

80